Item 77C: Submission of Matters to a Vote of Security Holders

On August 28, 2014, the Annual Meeting of Shareholders of the Fund was held to elect two Directors and to approve a new Portfolio Management Agreement. On May 30, 2014, the record date for the meeting, the Fund had outstanding 23,837,914 shares of common stock. The votes cast at the meeting were as follows:

Proposal 2 - Proposal to elect two Directors:

	For	Withheld

John A. Benning	15,518,362.775	860,373.187

Richard C. Rantzow	15,517,572.283	861,163.679

Proposal 3 - Proposal to Approve a New Portfolio Management Agreement:

	For	Against	Abstain
Portfolio Management Agreement	11,819,190.089	236,463.077	592,914.796